UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: October 12, 2009

	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES THE RESULTS OF ITS INVITATION FOR OFFERS TO

TENDER NOTES FOR CASH

Moscow and New York (October 12, 2009)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced the results of its invitation to holders to tender for cash up to U.S.$320,000,000 in aggregate principal amount of their U.S.$300,000,000 8.375% Loan Participation Notes due 2011 issued by, but without recourse to, UBS (Luxembourg) S.A. for the sole purpose of funding a loan totaling U.S.$300,000,000 to the Company (the “2011 Notes”) and their U.S.$1,000,000,000 8.375% Loan Participation Notes due 2013 issued by, but with limited recourse to, VIP Finance Ireland Limited for the sole purpose of funding a loan totaling U.S.$1,000,000,000 to the Company (the “2013 Notes” and, together with the 2011 Notes, the “Notes”).

The Company is pleased to announce that it has accepted for purchase an aggregate principal amount of Notes equal to: U.S.$115,236,000 of the 2011 Notes with a pro-ration factor of 0.99625 and U.S.$199,353,000 of the 2013 Notes with no pro-ration factor. The purchase price for the 2011 Notes has been set at U.S.$1,066.25 per U.S.$1,000 in principal amount of Notes. The purchase price for the 2013 Notes has been set at U.S.$1,047.50 per U.S.$1,000 in principal amount of Notes. The Company will also pay accrued interest on the Notes.

Settlement of the 2011 offer is expected to occur on 22 October 2009. Settlement of the 2013 offer is expected to occur on 14 October 2009. VimpelCom intends to hold all Notes purchased by it through maturity.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This announcement does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities.

This announcement contains forward-looking statements. These statements include, without limitation, those concerning the expected settlement date of the purchase of Notes and the Company’s intention to hold the Notes purchased by it through maturity. The results or events predicted in these statements may differ materially from actual results or events because of risks and uncertainties. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in the Company’s public filings with the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

For more information, please contact:

Alexey Subbotin VimpelCom Tel: 7-495-974-5888 Investor_Relations@vimpelcom.com